Lifezone Announces Q3 2026 Interim Financial Results

October 29, 2026

New York (USA) – Lifezone Metals Limited's (**NYSE: LZM**) Chief Executive Officer, Chris Showalter and Chief Financial Officer, Ingo Hofmaier, announce the Q3 2026 Interim Financial Results, available on Edgar and the Company's website.

Mr. Showalter commented: *"Our advanced negotiations with the Orion Critical Mineral Consortium (Orion CMC) on a significant strategic equity investment into Kabanga are the defining development. Orion CMC was created by Orion Resource Partners, alongside the U.S. International Development Finance Corporation and L'IMAD (Abu Dhabi's sovereign investment platform), to invest in strategic critical minerals projects that can deliver near-term supply to the United States and its allies. Kabanga is exactly that kind of project, and Orion CMC's investment would bring a strategic partner into the project as we work towards FID.*

This quarter we also received independent confirmation that the Kabanga Resettlement Action Plan is in material alignment with IFC Performance Standard 5, which reduced the cap on consideration payable to BHP by $8 million. This reflects our commitment to developing Kabanga to international standards, which is fundamental to securing project financing and to our partnerships with lenders and investors."

Financial Summary:

	For the nine months ended	
	September 30, 2026	September 30, 2025
	$	$
Opening cash	**20,144,250**	**29,283,942**
Cash flow from:		
Operating activities	- 7,874,401	- 9,101,396
Investing activities	- 24,149,325	- 13,526,386
Financing activities	34,078,921	17,011,696
Net increase (decrease) in cash & cash equivalents	**2,055,195**	**- 5,616,086**
Effect of exchange rate changes on cash & cash equivalents	- 30,725	- 13,157
Closing cash	**22,168,720**	**23,654,699**

Liquidity :	**September 30, 2026**	**December 31, 2025**
Cash balance	22,168,720	20,144,250
Undrawn balance of senior secured bridge loan facility[1]	18,300,000	40,000,000
Total	**40,468,720**	**60,144,250**

1 - The undrawn balance of the senior secured bridge loan facility is contingent on the signing of the amendment to the Framework Agreement. The facility is available for further drawdowns until November 29, 2026, following Taurus's agreement to a three-month extension.

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 1

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 2 • Lifezone Metals reported a cash balance of $22.2 million as of September 30, 2026, compared to $20.1 million as of December 31, 2025. • Cash usage from investing activities for the nine months ended September 30, 2026, amounted to $24.1 million, with $24.8 million invested in the Kabanga Nickel Project. • Revenue for the nine months ended September 30, 2026, was $1.9 million compared to $0.5 million during the nine months ended September 30, 2025, driven by increased third- party technical and laboratory services at Simulus. • As of September 30, 2026, $41.7 million has been drawn from the senior secured bridge loan facility, of which $21.7 million was received during the nine months ended September 30, 2026, with a further $18.3 million available until November 29, 2026, to progress the Kabanga Nickel Project pre-FID activities, early works, and development activities, and to conclude the project financing workstream. • For the nine months ended September 30, 2026, Lifezone reported a basic and diluted loss per share of $0.15, based on a net loss of $13.5 million attributable to Lifezone shareholders and 87.6 million weighted average ordinary shares outstanding. This compares to basic loss per share of $0.13 and diluted loss per share of $0.17 during the nine months ended September 30, 2025. • Net losses for the nine months ended September 30, 2026, include significant non-cash fair value gains of $8.9 million related to the remeasurement of certain financial instruments compared to gains of $7.6 million during the nine months ended September 30, 2025. • During the period, Lifezone recognized a fair value gain of $1.9 million on embedded derivatives related to the convertible debentures, $1.6 million gain on warrant liabilities, and $5.5 million gain on the deferred consideration to BHP. These gains were largely attributable to a decline in Lifezone’s share price, which fell from $4.27 as of December 31, 2025, to $3.76 as of September 30, 2026, thereby reducing the fair value of these liabilities. • General and administrative expenses were $16.3 million in the nine months ended September 30, 2026, compared to $12.5 million in the corresponding period in 2025. The increase in general and administrative expenses is primarily driven by non-cash share- based payment charges of $4.9 million. • Funding in the nine months ended September 30, 2026, included net proceeds of $23.3 million from the $25 million registered direct offering completed on April 23, 2026.

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 3 Corporate highlights and key activities during the nine months ended September 30, 2026 Kabanga Nickel Project: Financing Workstreams: • With the Kabanga Nickel Project being considered as a Tanzanian U.S.-linked project of national importance, during the third quarter and to date, Lifezone participated in several Tanzanian-linked international events including the C-CEOs Forum 2026 from September 28 to September 29, 2026, in Arusha, Tanzania; EU-Tanzanian Business Investment Forum from September 28 to September 29, 2026, in Helsinki, Finland; and the inaugural Tanzania Investment Forum on October 8, 2026, in London, England. Figure 1: Lifezone Metals' CFO Ingo Hofmaier joined Hon. Anthony P. Mavunde (MP), Minister of Minerals on a panel at the Tanzania Investment Forum 2026 in London • We expect the Board of Directors to make the FID decision for the Project during the first quarter of 2027, with the amendment of the Framework Agreement and the agreement on the Joint Financial Model being conditions for the successful financing of the Kabanga Nickel Project. With concerted efforts, this date could be moved forward, but FID could also

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 4 happen later depending on lenders' final due diligence and the conclusion of the financing terms. • As announced on October 23, 2026, negotiations are in an advanced stage with Orion Critical Mineral Consortium (Orion CMC) regarding a significant strategic equity investment into the Kabanga Nickel Project, with the project financing process awaiting the amendment of the Framework Agreement which includes the agreement of the Joint Financial Model setting out the sharing of the economic benefits between investors and the Government of Tanzania. The Orion CMC is an investment consortium led by Orion Resource Partners LP, a leading global investment firm specializing in metals and materials, established to invest in strategic critical minerals projects. • On September 18, 2026, the RAP expert’s Determination Report confirmed that the RAP alignment had been achieved, and on October 7, 2026, the Company announced the $8 million reduction in the cap on consideration payable to BHP, following an independent expert review confirming that RAP alignment has been achieved, for the 12-month period from July 18, 2025 to July 18, 2026. The independent expert report verified that the Kabanga Nickel Project’s RAP had been prepared, developed and implemented in material alignment with IFC PS5 objectives, which also assessed the effectiveness of measures designed to mitigate identified impacts and risks. Figure 2: Independent RAP Expert with the Social Performance and Resettlement team, accompanied as part of a site visit to Kabanga in August 2026

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 5 • Lifezone drew $21.7 million under the Taurus Mining Finance senior secured bridge loan facility in the first half of 2026, and as of September 30, 2026, a total of $41.7 million out of $60 million was received to progress the Kabanga Nickel Project pre-FID activities, early works, and development activities, and to conclude the project financing workstream. • A further $18.3 million of the senior secured bridge loan facility remained undrawn as of September 30, 2026, contingent on the signing of the amendment to the Framework Agreement. The facility is available for further drawdowns until November 29, 2026, following Taurus's agreement to a three-month extension. Technical and Operational Progress: • Procurement activities and contract readiness continued to advance, with 59 Expressions of Interest for significant packages approved by the Mining Commission, 34 packages have been released to market and 24 tenders received including the EPCM, Mining and Bulk Earthworks packages. The Mining tender closed in September and evaluation commenced. • Final drafts of the Implementation and Power Supply Agreements are under review by TANESCO, and the EPC tenders for the 220kV overhead power line and associated substations are scheduled for release to market in the fourth quarter of 2026. The power line corridor survey identified no risks to project execution. Figure 3: Tembo and TANESCO technical teams workshop on the 220kV high voltage overhead line

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 6 • The scaled-up Kabanga Nickel Project Integrated Owner's Team continued to progress project execution planning, detailed engineering and procurement. The expanded team has a strong track record of delivering greenfield mining developments in Africa and other emerging jurisdictions. The organization designs for execution and operations, the Delegation of Authority and project governance framework, and Tanzanian and expatriate recruitment processes have been prepared for review at project workshops which took place in October. The workshops also confirmed the technical basis for FID and review progress on key commercial and project setup deliverables. • All progress for the current phase continues to be tracked through a pre-FID schedule with S-curve reporting. A draft Project Controls Plan was issued, and the team plans to implement the selected cost management platform in the fourth quarter of 2026. Monthly cost review meetings continued. Market pricing and revalidation of key packages are underway to inform a preliminary update of the control budget estimate. • The Special Mining License and all material permits needed for current activities are in place. Key permits obtained across the nine months include the Chemical Registration Certificate, Landfill Permit, Kabanga ESMP Update, Sewage Treatment Plant Permit, Water Use Permits (including for new production boreholes, received in September) and the EIA for the construction of the 220kV transmission line (received by TANESCO). The ESIA to international standards for the 220kV OHL remains on track for completion in the fourth quarter of 2026. • Interim site water balance results were received. The integrated water balance and site layout were finalized at the October workshop. Alternative water sources are being progressed for concentrator start-up and the TSF initial fill. • Engineering and design advanced during the quarter, including North Boxcut and Waste Rock Dump designs issued for construction, and completion of Tembo Boxcut highwall and lateral support designs. Design development continued for the construction camps, the 220kV OHL and the resettlement site infrastructure. Engineering continues using the available data. At the TSF, 12 of 15 CPTu boreholes have been drilled and the MASW survey has been completed.

Figure 4: Laydown area grading and compaction for levelling



- Camp upgrades progressed to support the workforce ramp-up:
  - The Mpingo camp is being upgraded to 350-person capacity, with a new water treatment plant installed and a sewage system under construction.
  - Twenty prefabricated units were installed at Pascal Pad.
  - Procurement and permitting of a waste treatment plant are in progress.

Figure 5: Kabanga camp prefabricated accommodation units



LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 7

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 8 • Consideration of potential in-country downstream beneficiation pathways of Kabanga flotation concentrate continued, following the completion of the product marketing study. Occupational Health and Safety, Environment, Social Performance and Resettlement Progress: • Zero material health, safety, environmental, or security incidents were reported, with a milestone of over 3 million hours worked without a lost time injury at the Kabanga Nickel Project. • The project commenced with plans to recruit critical roles required ahead of FID, with 188 employees and contractors directly engaged by the Kabanga Nickel Project as of the end of September 2026. • The Ebola outbreak in DRC and Uganda, declared a public health emergency of international concern (PHEIC) by WHO on May 17, 2026, is the largest Ebola outbreak on record in the DRC, and the second largest globally, and poses a high cross-border risk. Uganda's outbreak was declared over in August 2026, while Kenya has confirmed cases in October 2026. There are no reported Ebola cases in Tanzania, and our operations in Tanzania have not been affected. The Company has a Trigger Action Response Plan and Outbreak Control Team in place. • Resettlement Action Plan: 100% of the cash compensation payments were made by Lifezone by the end of 2025; 97% of project affected households have signed their cash compensation agreements and received the monies, while the remainder was deposited into an escrow account for the benefit of the remaining project-affected households. • Community stakeholder engagements continued, including the 34th resettlement working group and feedback meetings, community sessions, community mobile unit meetings and outreach. Two model houses previously converted into Community Liaison Offices continued to be utilized for expanded accessibility of stakeholders to the project team and a project-wide community awareness program commenced providing awareness on relevant topics. • Key studies concluded over the quarter included the Livelihood Restoration Plan co-design and the Project Induced In-Migration study, with the Socio-Economic Baseline Assessment and Critical Health Impact Assessment nearing completion.

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 9 Figure 6: Facilitation of the Livelihood Restoration Programme Co-Design workshops • The Memorandum of Understanding for the implementation of 2025/2026 Corporate Social Responsibility plan with the Ngara District Council was signed and activities have since progressed. In July we partnered with the Ngara District Medical Office to deliver a Menstrual Hygiene Campaign across four secondary schools: Chief Nsoro, Muganza, Mumurama and Bukiriro. The sessions covered menstrual health, hygiene practices and the correct use and care of reusable sanitary pads. Every participating student, 526 in total, received a reusable sanitary pad kit and underwear to support continued school attendance.

Figure 7: Menstrual Hygiene Campaign with the Ngara District Medical Office


SEQUIP III-2024 COMPUTER ROOM
TEMBO

- Continued environmental and social commitments in alignment with national and international standards, including weekly, monthly and quarterly monitoring; completion of additional biodiversity studies and the associated development of the BAP, receiving NEMC approval for the Kabanga ESMP update and continuing with upgrade of the 220kV overhead line ESIA to international standards.
- In the quarter, we met with the Acting District Commissioner, District Executive Director and TARURA on El Niño preparedness, social investment partnerships and community road requirements; and developed an El Niño action plan.

Musongati Nickel Project:

- Since March 10, 2026, when Lifezone Metals entered into a 14-month exclusivity agreement with the Government of Burundi regarding the Musongati Nickel Project, several senior meetings were held between Lifezone Metals' geologists and key personnel from the 'Office Burundais des Mines et Carrières' ("OBM") and the Government of Burundi.
- Lifezone reviewed Musongati drilling data, maps, and earlier studies in the OBM Technical Library, and inspected both the OBM core storage facility containing Musongati drill core and the sample preparation facilities and analytical laboratory.
- Desktop studies were followed by two site visits to Bujumbura and one visit to the Musongati Project Area together with senior OBM officials, geologists, and other technical personnel, including the inspection of geology offices, the core shed, other site and camp facilities, and local infrastructure.

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 10

- Engagements with former project owners and consultants to support the re-establishment of the previous mineral resource last estimated in 2011, in preparation and support of a proposed laterite drilling program and ultimate update of the Musongati Project mineral resource also took place.
- Continued assessment of proposed, preliminary laterite infill drilling program for the Buhinda and Rubara deposits, and the associated implementation approach, including site establishment, mobilization and demobilization of drill rigs, cost estimate and schedule.
- Lifezone joined a U.S.–Burundi delegation of critical minerals companies in August. During the visit, the delegation held meetings in Bujumbura with the Minister of Mining, Energy, Industry, Commerce and Tourism, the Governor of the Central Bank, and H.E. the President of Burundi. Discussions focused on Burundi's broader critical minerals potential and the role of responsible U.S. investment in supporting the country's long-term economic development.

Figure 8: In person meetings with national leadership relating to the project and the wider US / Burundi bilateral critical minerals strategic initiative


BANQUE DE LA REPUBLIQUE DU BURUNDI
VISION
HISTORIQUE

- Stakeholder engagement with potential partners and supporting entities continued, including KoBold Metals, who have committed to a three-year exploration and digitization partnership with the Burundian government, a partnership signed alongside LZM's

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 11

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 12 Musongati exclusivity agreement. This would include digitization of historical Musongati geological records located in Bujumbura, Burundi, which are currently only available in hard copy. During the visit in August, the digitization of historical geological records for Musongati from the OBM library commenced. This work will support the development of a comprehensive geological database for the area. • The establishment of a local Burundian entity is underway, which will provide a strong platform for engagement with government and local stakeholders, facilitate in-country operations and regulatory compliance, and support the development of local partnerships. PGM Recycling Project: • The first half of 2026 saw the culmination of the PGM Recycling Project batch locked-cycle and pilot test campaign, involving one ton of U.S.-sourced Autocat material, with Lifezone demonstrating the recovery of >99% platinum and palladium, and targeting a >95% recovery of rhodium. Following completion of the pilot test program, an interim study report was completed. • An internal project review was undertaken late during the first half, resulting in several substantive positive techno-economic opportunities. These are now being incorporated into the plant design and updates to the feasibility study, which is targeting completion in the first quarter of 2027. • U.S. site selection work continues, with several potential brownfield locations having been identified for the commercial facility and a preferred site now under negotiation. • During the third quarter the enhanced value-adding test campaign was scoped and approved by the partners and a representative feed sample was procured. That campaign runs to the first quarter of 2027 in parallel with ongoing commercial plant design and execution work streams, with project FID now anticipated in the same quarter. • Lifezone made two non-duplicate U.S. Department of Energy funding applications totaling $41.5 million in the first quarter of 2026, each with a private cost share of 20%. Awards under the second of these programs were announced in August 2026 and Lifezone did not receive an award. The remaining request, for $25.6 million, remains under review. Simulus Laboratories: • Continued with pilot testwork and progressed the engineering study for Lifezone Metals’ PGM Recycling Project, successfully producing high-purity platinum, palladium, and rhodium intermediates from spent Autocat material. • Simulus generated $1.93 million in revenue in the nine months ended September 30, 2026, compared with $0.48 million in the comparable period last year. • By quarter end, Simulus was awarded services under 30 different contracts and by 15 different clients, across both engineering and laboratory service offerings. These contracts

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 13 spanned a range of commodities including: antimony, cobalt, copper, gold, nickel, PGMs, rare earths, scandium, and titanium. • The main new areas of activity over the period were in rare earth elements, critical minerals such as antimony, titanium, and PGMs with ongoing interest in copper and gold consulting (due diligence and independent technical reviews), driven by strong demand from mergers and acquisitions and stock exchange listing activities within the industry. Simulus also undertook minor batch test work programs and/or sample analysis across a range of other commodities. • Business development was a significant focus with numerous testwork (batch and pilot) and feasibility study proposals being issued. Proposals in the pipeline covered alumina, antimony, cobalt, copper, gold, manganese, nickel, radium, rare earths and thorium projects. • Occupational health and safety enhancements continued as a primary focus across the nine months ended September 30, 2026. • Simulus has obtained a U6 – Laboratories and testing (mining) permit to possess nuclear material, pursuant to section 13 of the Nuclear Non-Proliferation (Safeguards) Act 1987 (“the Act”), issued by the Director General ASNO. This enables Simulus to perform metallurgical testwork on radioactive materials such as uranium and thorium used in the nuclear energy industry whilst complying with relevant obligations. Investor Webcast: 29 October 2026 / 11:00 ET | 15:00 GMT Chris Showalter, CEO and Ingo Hofmaier, CFO, will be hosting a conference call and Q&A, today. Analysts and investors can register at Lifezone Metals 2026 Q3 Interim Financial Results Webcast Registration, or dial-in directly using the following link: Lifezone Metals Webcast Dial-in. Contact Investor Relations Ken Chernin SVP Investor Relations & Capital Markets ken.chernin@lifezonemetals.com Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com If you would like to sign up for Lifezone Metals news alerts, please register here.

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 14 Social Media LinkedIn | X | YouTube About Lifezone Metals Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting. Our Kabanga Nickel Project in Tanzania is believed to be one of the world's largest and highest- grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation. Through our US-based recycling partnership, we are working towards applying our Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals. www.lifezonemetals.com Forward-Looking Statements Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” “or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Nickel Project, negotiations regarding the Framework Agreement and other commercial arrangements, the outcome of certain legal proceedings with Tanzania Revenue Authority, Lifezone’s ability to continue to operate as a going concern, our approach to environmental stewardship, social responsibility, safety and governance (ESG), and other statements that are not historical facts.

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 15 These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; the development and processing of mineral resources at the Kabanga Nickel Project, the amendment of the Framework Agreement and the agreement and finalization of the joint financial model relating to the Kabanga Nickel Project which will define the equitable sharing of economic benefits with government authorities in Tanzania; maintaining key strategic relationships with partners and customers; global inflation and cost increases for materials and services; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against Lifezone Metals; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, future operating results, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; events relating to environmental issues, social responsibility, safety and/or governance matters future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy; meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; the ability to develop, design, and sell differentiated products and services; upgrading, maintaining, and securing information technology systems; the ability to finance the Kabanga Nickel Project; negotiations regarding the Framework Agreement and other commercial arrangements; the outcome of certain legal proceedings with Tanzania Revenue Authority, Lifezone’s ability to continue to operate as a going concern; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; our ability to comply with applicable laws and regulations, stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC); and dealing effectively with litigation, complaints, and/or adverse publicity. The foregoing list is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward-looking

LIFEZONE Q3 2026 INTERIM FINANCIAL RESULTS 16 statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results. Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.